FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of May 2003

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________




Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________




Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 10.1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Presents Live Demonstrations of Integrated Solution at TeleManagement World 2003.

2. Press Release: TTI Telecom Unveils Membership into the Siemens Mobile OSS Partner Program.

                                                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                             TTI Team Telecom International Ltd.



Date: May 22, 2003                           By:  /s/ Israel (Eli) Ofer
                                                  ---------------------

                                                  Israel (Eli) Ofer
                                                  Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit   Description
Number    of Exhibit


10.1 Press Release: TTI Telecom Presents Live Demonstrations of Integrated Solution at TeleManagement World 2003.

10.2 Press Release: TTI Telecom Unveils Membership into the Siemens Mobile OSS Partner Program.

                                  EXHIBIT 10.1



Corporate Contacts:



            Meir Lipshes                          Sanjay Hurry
            Chief Executive Officer               Investor Relations Officer
            TTI Telecom Ltd.                      TTI Telecom Ltd.
            T: +1.972.3.922.1262                  T: +1.201.795.3883
            F: +1.972.3.922.1249                  F: +1.201.795.3920
            meirl@tti-telecom.com                 sanjay@tti-telecom.com



       TTI Telecom Presents Live Demonstrations of Integrated Solution at
                           TeleManagement World 2003
            Company to Present Live Demonstrations of Its Inventory,
       Provisioning and Service Management Products; Chairs Session titled
           "The Era of Major Security Threats: The OSS Perspective" -


Hoboken, New Jersey - May 19, 2003

TTI Team Telecom International Ltd. (NASDAQ: TTIL), a leading provider of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecommunications service providers, announced its attendance at this year's TeleManagement World, where the Company will discuss ways to leverage the power of convergent networks, and present live demonstrations of its integrated Inventory, Provisioning and Service Management products.

As part of the Company's attendance, on May 22nd at 10:45am, Eitan Idelson, TTI Telecom's European Marketing Director, will chair a session in the "Building the Revenue Stream" track that will focus on "The Era of Major Security Threats: the OSS Perspective". In his presentation, Mr. Idelson will discuss service providers' challenges in protecting today's network from internal and external security threats, and present real-life case studies that highlight the role of OSS in the prevention, detection and recovery from major security attacks.

TTI Telecom's live demonstrations of its Inventory, Provisioning and Service Management products will illustrate how the integration of these products improves activation success rates and service provisioning speeds, allows for proactive service assurance, and enables service providers to effectively manage both the network layer and the service layer in multi-domain networks. The demonstrations will also show how Netrac's Fault and Performance applications utilize inventory data in order to ensure optimal network and service performance, for example, by facilitating real-time identification and location of equipment failures.

To schedule a product demonstration at TMW 2003, contact
Dvora Madmon at: dvoram@tti-telecom.com or 972-67-779127

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                  Exhibit 10.2


Corporate Contacts:


            Meir Lipshes                          Sanjay Hurry
            Chief Executive Officer               Investor Relations Officer
            TTI Telecom Ltd.                      TTI Telecom Ltd.
            T: +1.972.3.922.1262                  T: +1.201.795.3883
            F: +1.972.3.922.1249                  F: +1.201.795.3920
            meirl@tti-telecom.com                 sanjay@tti-telecom.com



   TTI TELECOM UNVEILS MEMBERSHIP INTO THE SIEMENS MOBILE OSS PARTNER PROGRAM

    - TTI Telecom's Solutions to be included in Siemens' Wireless Offering -


Nice, France - May 20, 2003 - TTI Team Telecom International Ltd. (NASDAQ:
TTIL), a leading provider of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, announced today at the opening of TeleManagement World 2003 that it has joined the Siemens Mobile OSS Partner Program.

As a program member, TTI Telecom's OSS solutions will be included in Siemens' wireless offering for 2G, 2.5G and 3G networks. Membership in the Siemens Mobile OSS Partner Program will enable TTI Telecom to work with Siemens' worldwide presence and established sales infrastructure to deepen its penetration of both existing and new markets and add to its customer base.

"The Mobile OSS Partner Program combines the core competencies of Siemens mobile and TTI Telecom in order to offer service providers an advanced end-to-end solution that will enable them to lower operational expenditures, shorten time-to-market, speed service rollout and recognize revenues quickly," said Meir Lipshes, chief executive officer of TTI Telecom.

 "Our inclusion into the Siemens Partner Program is the latest proof-point in our strategy of extending our sales reach by partnering with key industry players. The Partner Program' policy, which emphasizes open interfaces, product pre-integration and coordinated maintenance activities, will enable us to provide joint customers with a truly interoperable, comprehensive solution and a one-stop shop for all their mobile needs. Moreover, by partnering with Siemens mobile and leveraging its dominant position in countries worldwide, we will be able to have more and more customers enjoy the benefits of this end-to-end solution," concluded Lipshes.

To learn more about the TTI Telecom-Siemens partnership, stop by at booth #31 at TeleManagement World, or contact Karen Suissa at 972-3-926-4921.

About TTI Telecom:

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 100 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
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